UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 1 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Closing of Underwritten Secondary Offering

On September 11, 2017, the previously announced registered underwritten public offering of 33,333,334 ordinary shares (the “Offering”) of Nomad Foods Limited (the “Company”) by certain funds managed by Pershing Square Capital Management, L.P., including the Company’s purchase of 7,063,643 ordinary shares from the underwriters in the Offering, closed. The Company did not sell any ordinary shares in the Offering and did not receive any of the proceeds from the Offering. The Company expects that 165,291,546 ordinary shares will be outstanding after the Offering after giving effect to the share repurchase. The Company used cash on hand to fund the repurchase of the ordinary shares.

The information contained in this Report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095) and (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Anja van Bergen-van Kruijsbergen
Name:	Anja van Bergen-van Kruijsbergen
Title:	General Counsel and Company Secretary

Dated: September 11, 2017